08030950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.E.S.A. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

SEC Mail Processing Section MAR 31 2008 Washington, DC 101

PROCESSED APR 07 2008 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEROME LEVY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.E.S.A. Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

ALAN R. SANDLER
Notary Public, State of New York
No. 4753339
Qualified in New York County
Commission Expires September 30, 2009

Notary Public

Signature

SECRETARY
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure
[x] (p) Statement of Cash Flows

M.E.S.A. SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

Independent Auditors' Report

Board of Directors
M.E.S.A. SECURITIES, INC.

We have audited the accompanying statement of financial condition of M.E.S.A. SECURITIES, INC. as at December 31, 2007, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.E.S.A. Securities, Inc. as at December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 28, 2008

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

M.E.S.A. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2007

ASSETS

Current assets:		
Cash	$	66,764
Prepaid expenses and other current assets		23,688
Loans receivable from shareholders		31,143
Total current assets		121,595
Property and equipment (at cost, less accumulated depreciation of $765)		9,302
TOTAL	$	130,897

LIABILITIES

Accounts payable and accrued expenses	$	129,897
Commitments		

SHAREHOLDERS' EQUITY

Common stock - No par value, 200 shares authorized; 20 shares issued		1,000
Additional paid-in capital		--
Retained earnings		--
Shareholders' equity		1,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	130,897

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

Advisory, consulting and placement fee income		$ 2,086,198
Expenses:		
Professional fees	$ 1,371,437	
Payroll	324,692	
Payroll taxes	22,766	
Travel and entertainment	117,422	
Pension expense	63,000	
Rent	54,659	
Insurance	26,398	
Supplies	9,773	
Utilities fees	17,084	
Repairs and maintenance	3,091	
Subscription and membership dues	10,591	
Depreciation	669	
Miscellaneous expenses	3,632	2,025,214
Operating income		60,984
Other income and (expenses):		
Interest income	97	
Interest expense	(3,108)	(3,011)
Income before "FINRA" consolidation payment and income taxes		57,973
"FINRA" consolidation payment		35,000
Income before income taxes		92,973
New York state and city income taxes		9,200
NET INCOME		$ 83,773

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance - December 31, 2006	20	$ --	$ 36,084	$ --	$ 36,084
Capital contributions		1,000	19,000		20,000
Net income				83,773	83,773
Dividends paid			(55,084)	(83,773)	(138,857)
Balance - December 31, 2007	20	$ 1,000	$ --	$ --	$ 1,000

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net income	$ 83,773
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	669
Net change in asset and liability accounts:	
Prepaid expenses and other current assets	(16,430)
Accounts payable and accrued expenses	96,544
Payroll taxes payable	(54,657)
Income taxes payable	(6,100)
Total adjustments	20,026
Net cash provided by operating activities	103,799
Cash flows from investing activities:	
Acquisition of property and equipment	(8,630)
Loans to shareholders	(31,143)
Net cash used for investing activities	(39,773)
Cash flows from financing activities:	
Capital contributions	20,000
Dividends paid	(138,857)
Net cash used for financing activities	(118,857)
NET (DECREASE) IN CASH	(54,831)
Cash - January 1, 2007	121,595
CASH - DECEMBER 31, 2007	$ 66,764
Supplementary disclosure of income taxes paid	$ 8,100

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Organization

M.E.S.A. Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities on a best efforts basis and the provision of consulting services. Revenue from consulting services is recognized as services are performed. Revenue from private placements is recognized when the transaction closes.

Summary of Significant Accounting Policies

Cash

At December 31, 2007, all of the Company's cash balances are on deposit at one bank and are insured by the FDIC to a maximum of $100,000. The cash deposits may exceed the amount insured.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates.

Income Taxes

The Company has elected "S" Corporation treatment for both federal and state income tax purposes. As such, the Company's shareholders are taxed individually on the Company's earnings. The Company is subject to New York City corporation tax and state minimum corporate taxes at the Company level.

NOTE B - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2007, the Company had a net capital deficiency of approximately $11,000 which was approximately $16,000 deficient of its required net capital of $5,000. Under certain circumstances, withdrawals of capital may be restricted.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007

NOTE C - "FINRA" Consolidation Payment

The Company was subject to regulation by the National Association of Securities Dealers (NASD). On November 28, 2006, the NASD and NYSE Group announced a plan to consolidate their members' regulation into a new organization, Financial Industry Regulation Authority ("FINRA"). As a result of this consolidation, in August 2007 all members of the NASD received a one time payment of $35,000.

NOTE D - Concentration of Risk

Three clients accounted for 89% of the Company's revenue in 2007, with the largest client accounting for 58% of the total.

NOTE E - Commitments

In December 2007, the Company entered into a lease agreement for office space in New York City to November 2014, which provides for periodic increases of minimum rent.

At December 31, 2007, future annual payments under these leases are due as follows:

Year ended December 31:	
2008	$ 232,954
2009	234,533
2010	243,914
2011	253,671
2012	263,817
Thereafter	535,067
Total	**$1,763,956**

Rent expense was approximately $55,000 for the year ended December 31, 2007.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007

NOTE F - Retirement Benefit Plan

The Company's 401(k) profit sharing plan provides for contributions by the Company of a discretionary matching percentage of the amount contributed by eligible employees. In addition, the plan provides for special discretionary contributions up to the maximum allowable as a deduction for income tax purposes.

NOTE G - Loans Receivable

Loans to shareholders are noninterest bearing and were repaid in full in 2008.

SCHEDULE 1

M.E.S.A. SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2007

Net Capital:		
Total shareholders' equity before allowable credits or nonallowable assets		$ 1,000
Add: Discretionary liability net of tax		57,500
Shareholders' equity before nonallowable assets		58,500
Nonallowable assets:		
Prepaid expenses and other current assets	$ 23,688	
Loans receivable	31,143	
Fixed assets	9,302	64,133
Net capital deficiency		(5,633)
Minimum net capital required		5,000
Net capital deficiency		$ (10,633)
Capital Ratio:		
Ratio of aggregate indebtedness to net capital deficiency		(23.06)
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007)		
Net capital deficiency as reported in Company's Part IIA (unaudited) FOCUS Report		$ (5,408)
Adjustments to record additional accruals		(995)
Adjustments for reclassification of nonallowable assets due to additional tax accruals		770
Balance - December 31, 2007		$ (5,633)

SCHEDULE 2

M.E.S.A. SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS AT DECEMBER 31, 2007

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i) because it does not hold funds or securities for, or owe money or securities to, its customers.

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

To the Board of Directors
M.E.S.A. Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of M.E.S.A. Securities, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

To the Board of Directors
M.E.S.A. Securities, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report its intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 28, 2008

END